SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NOLAND COMPANY

(Name of Subject Company)

Noland Company

(Name of Person Filing Statement)

Common Stock, Par Value $10.00

(Title of Class of Securities)

655286102

(CUSIP Number of Class of Securities)

Lloyd U. Noland, III

Chairman and President

80 29th Street

Newport News, Virginia 23607

(757) 928-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

Allen C. Goolsby, Esq.

Hunton & Williams LLP

951 East Byrd Street

Richmond, Virginia 23219

(804) 788-8200

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit 99.1 ' Press release, dated April 12, 2005, issued by Noland Company.

Exhibit 99.2 ' Memo sent by Mr. Lloyd U. Noland, III, Chairman and President of Noland Company, to employees of Noland Company on April 12, 2005.

Shareholders of Noland Company are strongly encouraged to read the Tender Offer Statement on Schedule TO to be filed by Primus Inc. (d/b/a WinWholesale Inc.) and Winvest Inc. and the Solicitation/Recommendation statement on Schedule 14D-9 to be filed by Noland Company when these documents become available. These documents will contain important information about the tender offer. Investors may obtain the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and any other documents filed with the Securities and Exchange Commission for free at the SEC's website, www.sec.gov. and at Noland Company's website, www.noland.com.